UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46124A101

(CUSIP Number)

Elliot Bossen

Silverback Asset Management, LLC

1414 Raleigh Road

Chapel Hill, NC 27517

(919) 969-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Silverback Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,363,917 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,363,917 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,363,917 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Includes 14,016,779 shares of common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation (the “Issuer”) that may be issued upon conversion of the 912,980 shares of the Issuer’s 9.00% Series A Convertible Participating Preferred Stock (the “Convertible Preferred Stock”) beneficially owned by the Reporting Person. As of December 15, 2023, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.3528:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 24,016,759 shares of Common Stock, which includes 14,016,779 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock, plus 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Elliot Bossen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,363,917 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,363,917 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,363,917 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Includes 14,016,779 shares of Common Stock of the Issuer that may be issued upon conversion of the 912,980 shares of Convertible Preferred Stock beneficially owned by the Reporting Person. As of December 15, 2023, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.3528:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 24,016,759 shares of Common Stock, which includes 14,016,779 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock, plus 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023.

Explanatory Note

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023, as amended by Amendment No. 1 on September 14, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of Silverback Asset Management, LLC, a Delaware limited liability company (“Silverback”) and Elliot Bossen, a citizen of the United States of America (together with Silverback, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation, a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Persons have and intend to continue to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons intend to continue to consider, explore and/or develop plans and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer’s management and board of directors (the “Board”), engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, Board structure (including Board composition), operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. In connection with the foregoing, the Reporting Person has entered into a Board Observer Agreement with the Issuer and designated a Board Observer. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

In furtherance of its ongoing discussions with the Issuer’s management and Board, the Reporting Persons have initiated discussion with the stockholders listed in the table in Item 5 hereto (the “Named Stockholders”). The Reporting Persons, together with the Named Stockholders, have and are continuing to engage in discussions with the Issuer with respect to the matters set forth in the preceding paragraph, and may in the future take actions with respect to their investment in the Issuer with respect thereto. Without limiting the foregoing, the Reporting Persons have had discussions with the Named Stockholders and intend to engage with the Named Stockholders in discussions with the Issuer’s management and the Board to explore financing, strategic or other similar proposals. There can be no guarantee that the Reporting Persons will make any such proposal, either on its own or in conjunction with some or all of the Named Stockholders, and if any such proposal is made, the Reporting Persons can provide no assurances such proposal will be accepted or that it will successfully consummate any proposed transaction. To facilitate its consideration of such matters, the Reporting Persons, together with the Named Stockholders, has retained, or intends to retain, consultants and advisors.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

The information set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

(a)–(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.

The shares of Common Stock reported herein are held by private investment funds and separately managed accounts for which Silverback serves as the investment manager (the “Silverback Entities”). Elliot Bossen serves as the managing member of Silverback. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock owned directly by the Silverback Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(c) There have been no transactions effected by the Reporting Persons during the past 60 days with respect to the Common Stock.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Stock except to the extent of his or her or its pecuniary interest therein.

In addition to the foregoing “group,” as a result of the Reporting Persons’ involvement in the actions described in Item 4 of this Schedule 13D Amendment, the Reporting Persons may be deemed to be member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Such “group” may constitute the following entities (including funds and accounts managed by each entity):

Name	Number of Shares of Common Stock(1)		% Ownership(2),(3)
DG Capital Management, LLC	23,753,537	(4)	75.1%
Davidson Kempner Capital Management LP	7,977,441	(5)	9.99	%(6)
Silverback Asset Management LLC	15,363,917	(7)	64.0%
Tenor Capital Management Co. L.P.	12,010,302	(8)	57.3%
Total	59,105,197		91.7%

(1)	Per each entity’s SEC filings.

(2)

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days. Shares of Common Stock underlying shares of Convertible Preferred Stock that are currently convertible, or are convertible within 60 days of December 15, 2023, are deemed outstanding solely for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)

Calculated based on 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023, plus the shares of Common Stock issuable upon conversion of the entity’s holdings of Convertible Preferred Stock.

(4)	Includes 2,136,794 shares of Common Stock and 21,616,743 shares of Common Stock issuable upon conversion of 1,408,002 shares of Convertible Preferred Stock.

(5)	Includes 717,650 shares of Common Stock and 7,259,791 shares of Common Stock issuable upon conversion of 472,865 shares of Convertible Preferred Stock.

(6)

The terms of a letter agreement entered into with Davidson Kempner Capital Management LP precludes it from converting any Convertible Preferred Stock beneficially owned by it into Common Stock in excess of 9.99% of the number of Common Stock outstanding immediately after giving effect to such conversion.

(7)	See the cover pages to this Schedule 13D Amendment.

(8)	Includes 1,053,055 shares of Common Stock and 10,957,247 shares of Common Stock issuable upon conversion of 713,698 shares of Convertible Preferred Stock.

The “group” may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group.” As such, the “group” may be deemed to beneficially own in the aggregate 59,105,197 shares of Common Stock. The entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such entities, and the funds and accounts managed by each entity, may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D Amendment nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 5.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

SILVERBACK ASSET MANAGEMENT, LLC

By:	/s/ Elliot Bossen
Name:	Elliot Bossen
Title:	Managing Member

ELLIOT BOSSEN

/s/ Elliot Bossen